EXHIBIT 99.1

Osisko Development Announces Agreement to Divest Non-Core San Antonio Gold Project

MONTREAL, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has entered into a securities purchase agreement dated November 21, 2025 (the "Purchase Agreement") with Axo Copper Corp. (TSXV:AXO) ("Axo") to sell its 100% interest in the San Antonio Gold Project ("San Antonio" or the "Project") located in the Sonora State, Mexico. Pursuant to the Purchase Agreement, Axo will acquire Sapuchi Minera S.A. de R.L. de C.V. ("Sapuchi"), which holds a 100% interest in the mineral concessions comprising San Antonio, subject to the satisfaction of certain conditions (the "Transaction").

Upon closing of the Transaction, Osisko Development will receive, subject to adjustment in accordance with the terms of the Purchase Agreement, 15,305,536 common shares of Axo ("Axo Shares") or such other number of Axo Shares that would result in Osisko Development owning 9.99% of the issued and outstanding Axo Shares on a non-diluted basis. Osisko Development will also be entitled to receive the following contingent payments:

  A cash payment equal to 70% of any Mexican value-added tax refund due or owing to Sapuchi in respect of any period of time ending on or before the closing date of the Transaction;
  Upon the public filing by Axo of a feasibility study respecting the Project that is prepared in accordance with NI 43-101, US$2,000,000, payable in cash or Axo Shares, at Axo's option;
  Upon the first gold pour being completed at the Project, US$2,000,000, payable in cash or Axo Shares, at the Company's option; and
  In the event that Axo completes one or more equity financings that result in aggregate gross proceeds of at least US$10,000,000, Axo will issue to Osisko Development such number of Axo Shares that would result in Osisko Development retaining a 9.99% interest in Axo, on a non-diluted basis, on the initial US$10,000,000 raised pursuant to such equity financing.

"In line with our strategy of focusing on priority development assets within our portfolio, we are pleased to announce the sale of San Antonio to Axo. We believe Axo is well equipped to successfully advance the project through its next phase, and look forward to remaining a supportive long-term shareholder," commented Sean Roosen, Chairman and CEO.

The Company has agreed that it will hold its Axo Shares for at least 12 months following the closing of the Transaction, and to comply with certain other conditions until the date that is 24 months from the date of completion of the Transaction.

The Project is not considered a material property of the Company and has been in care and maintenance since the third quarter of 2023.

The Transaction is subject to customary closing conditions, including the acceptance of the TSX Venture Exchange.

Bennett Jones LLP is acting as legal advisor to Osisko Development for the Transaction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A.—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Osisko Development, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to the completion and timing of the sale of San Antonio; estimated total cash or share consideration from the sale of San Antonio; the schedule of deferred payments; limitations on Osisko Development's ability to sell Axo Shares. Phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. The words “estimate”, or “expects” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Osisko Development as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Osisko Development contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the acquisition and the Company will receive the consideration payable in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; and (ii) that, in the event any deferred payment is not paid to Osisko Development, it will be able to enforce its rights under the relevant agreements in a manner consistent with its expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, including the risk that the sale transaction will not be completed for any reason and that the contingent deferred payments are actually paid to Osisko Development. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the three and nine months ended September 30, 2025 and the Annual Information Form dated March 28, 2025. These factors are not intended to represent a complete list of the factors that could affect Osisko Development. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.